EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,					Three months ended March 31, 2013
(in thousands, except ratios)	2008	2009	2010	2011	2012
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	35,497	(6,014)	11,562	10,730	9,722	(534)
Fixed charges	1,320	1,809	2,219	3,426	4,766	1,237

	36,817	(4,205)	13,781	14,156	14,488	703

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	1,269	1,787	2,198	3,402	4,737	1,229
Implicit interest in rent	9	22	21	24	29	8

	1,278	1,809	2,219	3,426	4,766	1,237

Ratio of earnings (loss) to fixed charges (2)	28.77x	— (3)	6.21x	4.13x	3.04x	— (3)

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)	The ratio has been computed by dividing (loss) earnings by fixed charges. For purposes of computing the ratio, (i) (loss) earnings consist of (loss) income before income taxes, and (ii) fixed charges consist of interest expense and a portion of rentals representative of an implicit interest factor for such rentals.
(3)	Due to our net loss for the year ended December 31, 2009, and for the three months ended March 31, 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $4.2 million for the year ended December 31, 2009, and additional earnings of approximately $0.5 million for the three months ended March 31, 2013.